UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-37915

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Fortis Inc.

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Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4

(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Registrant's press release filed as Exhibit 99.1 to this report on Form 6-K is incorporated by reference into the following Registration Statements of the Registrant, as amended or supplemented: Form S-8 (File No. 333-215777); Form F-10 (File No. 333-228593); Form F-3D (File No. 333-218032); Form S-8 (File No. 333-226663); and Form S-8 (File No. 333-236213).

EXHIBITS

Exhibit	Description

99.1	Fortis Inc. Press Release, dated September 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortis Inc. (Registrant)
Date: September 23, 2020	/s/ James R. Reid
	By:	James R. Reid
	Title:	Executive Vice President, Chief Legal Officer and
Corporate Secretary